Exhibit 3.1
LASALLE HOTEL PROPERTIES
FIRST AMENDMENT TO
FOURTH AMENDED AND RESTATED BYLAWS

1.
The Fourth Amended and Restated Bylaws (the “Bylaws”) of LaSalle Hotel Properties, a Maryland real estate investment trust (the “Trust”), are hereby amended by deleting therefrom Article XIV in its entirety and inserting in lieu thereof a new Article XIV as follows:

ARTICLE XIV.
AMENDMENT OF BYLAWS
The Board of Trustees shall have the power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws.
In addition, pursuant to a binding proposal that is submitted to the shareholders for approval at a duly called annual meeting or special meeting of shareholders by a shareholder or group of no more than 20 shareholders:
(a)each of which provides to the Secretary of the Trust a timely notice of such proposal which satisfies the notice procedures and all other relevant provisions of Section 2.03 or Section 2.13 of Article II of these Bylaws and is otherwise permitted by applicable law (the “Notice of Bylaw Amendment Proposal”);
(b)that Owned at least three percent or more of the Common Shares outstanding from time to time continuously for at least three years as of both (i) the date the Notice of Bylaw Amendment Proposal is delivered to the Secretary of the Trust in accordance with Section 2.03 or Section 2.13 of Article II of these Bylaws and (ii) the close of business on the record date for determining the shareholders entitled to vote at the relevant annual meeting or special meeting of shareholders; and
(c)that continuously Owns such Common Shares through the date of such annual meeting or special meeting of shareholders (and any postponement or adjournment thereof), the shareholders shall have the power, by the affirmative vote of a majority of all votes entitled to be cast on the matter, to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws, except that the shareholders shall not have the power to alter or repeal Article XII or this Article XIV or adopt any provision of these Bylaws inconsistent with Article XII or this Article XIV without the approval of the Board of Trustees.
As used in this Article XIV, the term “Owned” shall have the meaning given thereto in Section 2.14(b) of Article II of these Bylaws, except that any reference to an “Eligible Shareholder” or to the “Notice of Proxy Access Nomination” in the definition of “Owned” shall be deemed to be a reference to the applicable shareholder or group of shareholders or to the Notice of Bylaw Amendment Proposal referred to in this Article XIV.

2.	Except as set forth herein, the Bylaws shall remain in full force and effect.
Effective Date: May 2, 2018